EXHIBIT 99.2

Cameco Corporation

2018 Consolidated Audited Financial Statements

February 7, 2019

Cameco Corporation

2018 consolidated financial statements

February 7, 2019

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the Company’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2018.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit and finance committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit and finance committee. The audit and finance committee reviews the consolidated financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 7, 2019	February 7, 2019

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Cameco Corporation:

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Cameco Corporation (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 7, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in accounting policies

As discussed in note 3A to the consolidated financial statements, the Company has changed its accounting policies for revenue recognition and financial instruments in 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers (IFRS 15) and IFRS 9 – Financial Instruments (IFRS 9).

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Original signed by KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 1988.

Saskatoon, Canada

February 7, 2019

Consolidated statements of earnings

For the years ended December 31
($Cdn thousands, except per share amounts)	Note	2018	2017
Revenue from products and services	17	$2,091,661	$2,156,852
Cost of products and services sold		1,467,940	1,390,233
Depreciation and amortization		327,973	330,345

Cost of sales		1,795,913	1,720,578

Gross profit		295,748	436,274
Administration		141,552	163,095
Impairment charges	8, 9	—	358,330
Exploration		20,283	29,933
Research and development		1,757	5,660
Other operating expense	15	59,616	43
Loss on disposal of assets		2,303	6,947

Earnings (loss) from operations		70,237	(127,734)
Finance costs	19	(111,779)	(110,608)
Gain (loss) on derivatives	26	(81,081)	56,250
Finance income		22,071	5,265
Share of earnings from equity-accounted investee	11	32,321	—
Other income (expense)	20	108,160	(30,410)

Earnings (loss) before income taxes		39,929	(207,237)
Income tax recovery	21	(126,306)	(2,519)

Net earnings (loss)		$166,235	$(204,718)

Net earnings (loss) attributable to:
Equity holders		166,323	(204,942)
Non-controlling interest		(88)	224

Net earnings (loss)		$166,235	$(204,718)

Earnings (loss) per common share attributable to equity holders:
Basic	22	$0.42	$(0.52)

Diluted	22	$0.42	$(0.52)

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended December 31
($Cdn thousands)	Note	2018	2017
Net earnings (loss)		$166,235	$(204,718)
Other comprehensive income (loss), net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability[1]	25	6,226	(6,216)
Equity investments at FVOCI - net change in fair value[2]		(9,728)	5,837
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(1,875)	(44,080)
Reclassification of foreign currency translation reserve to net earnings	20	(5,450)	—

Other comprehensive loss, net of taxes		(10,827)	(44,459)

Total comprehensive income (loss)		$155,408	$(249,177)

Other comprehensive income (loss) attributable to:
Equity holders		$(10,854)	$(44,449)
Non-controlling interest		27	(10)

Other comprehensive loss for the year		$(10,827)	$(44,459)

Total comprehensive income (loss) attributable to:
Equity holders		$155,469	$(249,391)
Non-controlling interest		(61)	214

Total comprehensive income (loss) for the year		$155,408	$(249,177)

[1]	Net of tax (2018 - $(2,200); 2017 - $2,155)
[2]	Net of tax (2018 - $1,349; 2017 - $(665))

See accompanying notes to consolidated financial statements.

Consolidated statements of financial position

As at December 31
($Cdn thousands)	Note	2018	2017
Assets
Current assets
Cash and cash equivalents		$711,528	$591,620
Short-term investments		391,025	—
Accounts receivable	6	402,350	396,824
Current tax assets		6,996	11,408
Inventories	7	467,795	949,766
Supplies and prepaid expenses		89,206	149,872
Current portion of long-term receivables, investments and other	10	13,826	36,089

Total current assets		2,082,726	2,135,579

Property, plant and equipment	8	3,881,926	4,191,892
Goodwill and intangible assets	9	65,602	70,012
Long-term receivables, investments and other	10	751,868	520,073
Investment in equity-accounted investee	11	230,502	—
Deferred tax assets	21	1,006,012	861,171

Total non-current assets		5,935,910	5,643,148

Total assets		$8,018,636	$7,778,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	12	$224,754	$258,405
Current tax liabilities		19,633	20,133
Dividends payable		—	39,579
Current portion of long-term debt	13	499,599	—
Current portion of other liabilities	14	79,573	54,370
Current portion of provisions	15	52,316	38,507

Total current liabilities		875,875	410,994

Long-term debt	13	996,072	1,494,471
Other liabilities	14	142,061	126,103
Provisions	15	1,011,036	875,033
Deferred tax liabilities	21	—	12,467

Total non-current liabilities		2,149,169	2,508,074

Shareholders’ equity
Share capital		1,862,652	1,862,652
Contributed surplus		234,982	224,812
Retained earnings		2,791,321	2,650,417
Other components of equity		104,327	121,407

Total shareholders’ equity attributable to equity holders		4,993,282	4,859,288
Non-controlling interest		310	371

Total shareholders’ equity		4,993,592	4,859,659

Total liabilities and shareholders’ equity		$8,018,636	$7,778,727

Commitments and contingencies [notes 8, 15, 21]

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in equity

	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2018	$1,862,652	$224,812	$2,650,417	$112,341	$9,066	$4,859,288	$371	$4,859,659
Net earnings (loss)	—	—	166,323	—	—	166,323	(88)	166,235
Other comprehensive income (loss)	—	—	6,226	(7,352)	(9,728)	(10,854)	27	(10,827)

Total comprehensive income (loss)	—	—	172,549	(7,352)	(9,728)	155,469	(61)	155,408

Share-based compensation	—	14,976	—	—	—	14,976	—	14,976
Restricted and performance share units released	—	(4,806)	—	—	—	(4,806)	—	(4,806)
Dividends	—	—	(31,645)	—	—	(31,645)	—	(31,645)

Balance at December 31, 2018	$1,862,652	$234,982	$2,791,321	$104,989	$(662)	$4,993,282	$310	$4,993,592

Balance at January 1, 2017	$1,862,646	$216,213	$3,019,872	$156,411	$3,229	$5,258,371	$157	$5,258,528
Net earnings (loss)	—	—	(204,942)	—	—	(204,942)	224	(204,718)
Other comprehensive income (loss)	—	—	(6,216)	(44,070)	5,837	(44,449)	(10)	(44,459)

Total comprehensive income (loss)	—	—	(211,158)	(44,070)	5,837	(249,391)	214	(249,177)

Share-based compensation	—	13,960	—	—	—	13,960	—	13,960
Stock options exercised	6	(1)	—	—	—	5	—	5
Restricted and performance share units released	—	(5,360)	—	—	—	(5,360)	—	(5,360)
Dividends	—	—	(158,297)	—	—	(158,297)	—	(158,297)

Balance at December 31, 2017	$1,862,652	$224,812	$2,650,417	$112,341	$9,066	$4,859,288	$371	$4,859,659

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31
($Cdn thousands)	Note	2018	2017
Operating activities
Net earnings (loss)		$166,235	$(204,718)
Adjustments for:
Depreciation and amortization		327,973	330,345
Deferred charges		10,683	(1,101)
Unrealized loss (gain) on derivatives		74,295	(62,569)
Share-based compensation	24	14,976	13,960
Loss on disposal of assets		2,303	6,947
Finance costs	19	111,779	110,608
Finance income		(22,071)	(5,265)
Share of earnings in equity-accounted investee	11	(32,321)	—
Impairment charges	8, 9	—	358,330
Other expense (income)	20	(100,310)	30,522
Other operating expense	15	59,616	43
Income tax recovery	21	(126,306)	(2,519)
Interest received		18,311	11,592
Income taxes paid		(20,709)	(77,182)
Other operating items	23	183,062	87,057

Net cash provided by operations		667,516	596,050

Investing activities
Additions to property, plant and equipment		(55,362)	(114,028)
Increase in short-term investments		(391,025)	—
Increase in long-term receivables, investments and other		33,508	19,023
Proceeds from sale of property, plant and equipment		1,249	1,951

Net cash used in investing		(411,630)	(93,054)

Financing activities
Interest paid		(72,976)	(69,498)
Proceeds from issuance of shares, stock option plan		—	4
Dividends paid		(71,224)	(158,297)

Net cash used in financing		(144,200)	(227,791)

Increase in cash and cash equivalents, during the year		111,686	275,205
Exchange rate changes on foreign currency cash balances		8,222	(3,863)
Cash and cash equivalents, beginning of year		591,620	320,278

Cash and cash equivalents, end of year		$711,528	$591,620

Cash and cash equivalents is comprised of:
Cash		$317,296	$190,174
Cash equivalents		394,232	401,446

Cash and cash equivalents		$711,528	$591,620

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2018 and 2017

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2018 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company currently has one mine operating in northern Saskatchewan, Cigar Lake, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. As of January 1, 2018, JV Inkai is accounted for on an equity basis (see note 11). Previously, JV Inkai’s results were proportionately consolidated therefore Cameco’s 2017 results reflect its proportionate share of JV Inkai’s assets, liabilities, revenues, expenses and cash flows.

It also has two operations in Northern Saskatchewan which are in care and maintenance. Rabbit Lake was placed in care and maintenance in the second quarter of 2016 while operations at McArthur River/Key Lake were suspended indefinitely in the third quarter of 2018 (see note 28 for financial statement impact). Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls about 25% of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2. Significant accounting policies

A. Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 7, 2019.

B. Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)

Equity investments	Fair value through other comprehensive income (FVOCI)

Liabilities for cash-settled share-based payment arrangements	FVTPL

Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

C. Consolidation principles

i. Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments.

ii. Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

iii. Investments in equity-accounted investees

Cameco’s investments in equity-accounted investees include investments in associates.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

iv. Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D. Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i. Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E. Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase and are classified as at amortized cost.

F. Short-term investments

Short-term investments are comprised of money market instruments with terms to maturity between three and 12 months and are classified as at amortized cost.

G. Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

H. Property, plant and equipment

i. Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii. Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until the production stage commences. After a mine property has been brought into the production stage, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

The production stage is reached when a mine property is in the condition necessary for it to be capable of operating in the manner intended by management. The criteria used to assess the start date of the production stage are determined based on the nature of each mine construction project, including the complexity of a mine site. A range of factors is considered when determining whether the production stage has been reached, which includes, but is not limited to, the demonstration of sustainable production at or near the level intended (such as the demonstration of continuous throughput levels at or above a target percentage of the design capacity).

iii. Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	3 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv. Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters the production stage or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v. Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

I. Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

J. Leased assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s consolidated statements of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term.

K. Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income and interest expense are recognized in earnings as they accrue, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and costs incurred on redemption of debentures.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

L. Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

M. Impairment

i. Non-derivative financial assets

Cameco recognizes loss allowances for expected credit losses (ECLs) on financial assets measured at amortized cost, debt investments measured at FVOCI, and contract assets. It measures loss allowances at an amount equal to lifetime ECLs, except for debt securities that are determined to have low credit risk at the reporting date and other debt securities, loans advanced and bank balances for which credit risk has not increased significantly since initial recognition. For these, loss allowances are measured equal to 12-month ECLs.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument while 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months). The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive. ECLs are discounted at the effective interest rate of the financial asset.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations in full, without recourse by Cameco to actions such as realizing security (if any is held).

The Company considers a debt security to have low credit risk when it is at least an A (low) DBRS or A- S&P rating.

Financial assets carried at amortized cost and debt securities at FVOCI are assessed at each reporting date to determine whether they are ‘credit-impaired’. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental effect on the estimated future cash flows of the financial asset have occurred. Evidence can include significant financial difficulty of the borrower or issuer, a breach of contract, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy or other financial reorganization, or the disappearance of an active market for a security.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to earnings and is recognized in OCI. The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

ii. Non-financial assets

The carrying amounts of Cameco’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

N. Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O. Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i. Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii. Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

P. Employee future benefits

i. Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii. Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii. Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv. Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v. Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

Q. Revenue recognition

Cameco supplies uranium concentrates, uranium conversion services, fabrication services and other services. Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control, as described below, over a good or service to a customer. Customers do not have the right to return products.

Cameco’s sales arrangements with its customers are pursuant to enforceable contracts that indicate the nature and timing of satisfaction of performance obligations, including significant payment terms, where payment is usually due in 30 days. Each delivery is considered a separate performance obligation under the contract.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium may be physically delivered to either the customer or to conversion facilities (Converters).

For deliveries to customers, terms in the sales contract specify the location of delivery. Revenue is recognized when the uranium has been delivered and accepted by the customer at that location.

When uranium is delivered to Converters, the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in the sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, control has been transferred and Cameco recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account at Cameco’s Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for the toll conversion services.

Conversion supply

A conversion supply arrangement is a combination of uranium supply and toll conversion services. Cameco is contractually obligated to provide converted uranium to its customers. Based on delivery terms in the sales contract, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the customer obtains control and Cameco recognizes revenue for both the uranium supplied and the conversion service provided.

Fabrication services

In a fabrication services arrangement, Cameco is contractually obligated to provide fuel bundles or reactor components to its customers. In a contract for fuel bundles, the bundles are inspected and accepted by the customer at Cameco’s Port Hope fabrication facility or another location based on delivery terms in the sales contract. At this point, the customer obtains control and Cameco recognizes revenue for the fabrication services.

In some contracts for reactor components, the components are made to a customer’s specification and if a contract is terminated by the customer, Cameco is entitled to reimbursement of the costs incurred to date, including a reasonable margin. Since the customer controls all of the work in progress as the products are being manufactured, revenue and associated costs are recognized over time, before the goods are delivered to the customer’s premises. Revenue is recognized on the basis of units produced as the contracts reflect a per unit basis. Revenue from these contracts represents an insignificant portion of Cameco’s total revenue. In other contracts where the reactor components are not made to a specific customer’s specification, when the components are delivered to the location specified in the contract, the customer obtains control and Cameco recognizes revenue for the services.

Other services

Uranium concentrates and converted uranium are regulated products and can only be stored at regulated facilities. In a storage arrangement, Cameco is contractually obligated to store uranium products at its facilities on behalf of the customer. Cameco invoices the customer in accordance with the contract terms and recognizes revenue on a monthly basis.

Cameco also provides customers with transportation of its uranium products. In the contractual arrangements where Cameco is acting as the principal, revenue is recognized as the product is delivered.

R. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

Trade receivables and debt securities are initially recognized when they are originated. All other financial assets and liabilities are initially recognized when the company becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

i. Financial assets

On initial recognition, financial assets are classified as measured at: amortized cost, fair value through other comprehensive income, or fair value through profit or loss based on the Company’s business model for managing its financial assets and their cash flow characteristics. Classifications are not changed subsequent to initial recognition unless the Company changes its business model for managing its financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in business model.

Amortized cost

A financial asset is measured at amortized cost if it is not designated as at fair value through profit or loss, is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. Assets in this category are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss, as is any gain or loss on derecognition.

Fair value through other comprehensive income (FVOCI)

A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (OCI). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

On initial recognition of an equity investment that is not held for trading, Cameco may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Fair value through profit or loss (FVTPL)

All financial assets not classified as measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Derecognition of financial assets

Cameco derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which it neither transfers or retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

If the Company enters into a transaction whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets would not be derecognized.

ii. Financial liabilities

On initial recognition, financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, is a derivative or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss as is any gain or loss on derecognition.

A financial liability is derecognized when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iii. Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivative financial instruments are initially measured at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value are recognized in profit or loss.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation. The Company does not have any instruments that have been designated as hedge transactions at December 31, 2018 and 2017.

S. Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Current tax assets and liabilities are measured at the amount expected to be paid or recovered from the taxation authorities.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

T. Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

U. Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s executive team.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

3. Accounting standards

A. Changes in accounting policy

On January 1, 2018, Cameco adopted the following new standards as issued by the International Accounting Standards Board (IASB) in accordance with the transitional provisions:

i. Revenue

IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Cameco adopted IFRS 15 using the cumulative effect method without practical expedients which does not require comparative financial statements to be restated. As the adoption of the new standard did not have a material impact on our existing revenue recognition practices, there was no cumulative effect on net earnings at January 1, 2018 that would have required restatement. The new standard did result in additional disclosures. See note 17.

ii. Financial instruments

IFRS 9 includes revised guidance on the classification and measurement of financial assets. While it largely retains the existing requirements in IAS 39, Financial Instruments: Recognition and Measurement for the classification and measurement of financial liabilities, it eliminates the previous categories for financial assets of held to maturity, loans and receivables and available for sale. Upon adoption, we reclassified our financial instruments as follows:

	Original classification under IAS 39	New classification under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Investments in equity securities	Available for sale	FVOCI
Advances receivable from Inkai	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Dividends payable	Other financial liabilities	Amortized cost
Derivative liabilities	FVTPL	FVTPL
Long-term debt	Other financial liabilities	Amortized cost

There was no impact on the measurement of any of these instruments at the date of transition. We did not have any financial assets or liabilities previously designated as measured at FVTPL that are no longer so designated.

The new standard also includes a new ECL model for calculating impairment on financial assets. This change did not have a material impact on the consolidated financial statements. See note 26.

IFRS 9 also introduces new hedge accounting requirements. Since Cameco does not apply hedge accounting, there was no impact on the consolidated financial statements.

B. New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the year ended December 31, 2018 and have not been applied in preparing these consolidated financial statements. Cameco does not intend to early adopt any of the following standards or amendments to existing standards, unless otherwise noted.

i. Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. Our assessment of the new standard included the review of contracts to identify arrangements that could contain leases that qualify for recognition under IFRS 16. This review also considered contracts containing embedded leases of right-of-use assets. Based on our assessment, which is substantially complete, we determined that we do not expect adoption of the standard to have a material impact on the financial statements, however we do expect to have additional disclosures.

ii. Income tax

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). IFRIC 23 is effective for periods beginning on or after January 1, 2019 with early adoption permitted. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. We do not expect adoption of the standard to have a material impact on the financial statements.

4. Determination of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any recurring fair value measurements that are categorized as level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 8 - Property, plant and equipment

Note 9 - Goodwill and intangible assets

Note 24 - Share-based compensation plans

Note 26 - Financial instruments and risk management

5. Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A. Recoverability of long-lived and intangible assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets when there is an indication of possible impairment. Goodwill and intangible assets not yet available for use or with indefinite useful lives are tested for impairment annually. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B. Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C. Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs, timing of the cash flows or mineral reserves may result in a material change in the amount charged to earnings.

D. Income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions, production rates and intercompany sales. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E. Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

F. Determination of joint control

Cameco conducts certain operations through joint ownership interests. Judgment is required in assessing whether Cameco has joint control over the investee, which involves determining the relevant activities of the arrangement and whether decisions around relevant activities require unanimous consent. Judgment is also required to determine whether a joint arrangement should be classified as a joint venture or joint operation. Classifying the arrangement requires us to assess our rights and obligations arising from the arrangement. Specifically, management considers the structure of the joint arrangement and whether it is structured through a separate vehicle and when the arrangement is structured through a separate vehicle, we also consider the rights and obligations arising from the legal form of the separate vehicle, the terms of the contractual arrangements and other facts and circumstances, when relevant. This judgment influences whether we equity account or proportionately consolidate our interest in the arrangement.

G. Gain on restructuring

The gain recorded on the restructuring of JV Inkai was calculated based on the fair value of the asset being given up. The determination of fair value requires Cameco to make assumptions, estimates and judgments, some of which are inherently subjective.

6. Accounts receivable

	2018	2017
Trade receivables	$392,865	$392,759
GST/VAT receivables	3,711	3,611
Other receivables	5,774	454

Total	$402,350	$396,824

The Company’s exposure to credit and currency risks as well as credit losses related to trade and other receivables, excluding goods and services tax (GST)/value added tax (VAT) receivables, is disclosed in note 26.

7. Inventories

	2018	2017
Uranium
Concentrate	$255,373	$820,426
Broken ore	51,545	47,083

	306,918	867,509
NUKEM	85,654	13,801
Fuel services	75,223	68,456

Total	$467,795	$949,766

Cameco expensed $1,501,000,000 of inventory as cost of sales during 2018 (2017 - $1,601,000,000). Included in cost of sales is a $29,296,000 net write-down to reflect net realizable value (2017 - $8,662,000 net write-down).

8. Property, plant and equipment

At December 31, 2018

	Land	Plant	Furniture		Exploration
	and	and	and	Under	and
	buildings	equipment	fixtures	construction	evaluation	Total
Cost
Beginning of year	$5,045,112	$2,729,635	$90,817	$154,731	$1,120,280	$9,140,575
Additions	1,944	7,274	—	45,516	628	55,362
Transfers	104,760	20,044	288	(129,436)	4,344	—
Change in reclamation provision [note 15]	132,317	—	—	—	—	132,317
Disposals	(186)	(7,355)	(4,714)	(1,663)	(414)	(14,332)
JV Inkai restructuring(a)	(245,882)	(109,748)	(6,624)	(5,739)	—	(367,993)
Effect of movements in exchange rates	51,843	15,094	316	56	(3,777)	63,532

End of year	5,089,908	2,654,944	80,083	63,465	1,121,061	9,009,461

Accumulated depreciation and impairment
Beginning of year	2,717,249	1,611,460	80,752	55,832	483,390	4,948,683
Depreciation charge	120,754	111,465	3,217	—	—	235,436
Transfers	13,036	6,333	(322)	(19,047)	—	—
Change in reclamation provision [note 15]	59,616	—	—	—	—	59,616
Disposals	(185)	(5,853)	(4,647)	—	—	(10,685)
JV Inkai restructuring(a)	(123,919)	(38,783)	(4,441)	—	—	(167,143)
Effect of movements in exchange rates	48,486	12,556	301	14	271	61,628

End of year	2,835,037	1,697,178	74,860	36,799	483,661	5,127,535

Net book value at December 31, 2018	$2,254,871	$957,766	$5,223	$26,666	$637,400	$3,881,926

At December 31, 2017

	Land	Plant	Furniture		Exploration
	and	and	and	Under	and
	buildings	equipment	fixtures	construction	evaluation	Total
Cost
Beginning of year	$4,979,489	$2,640,543	$95,168	$340,340	$1,120,641	$9,176,181
Additions	27,343	13,649	3,521	97,729	1,091	143,333
Transfers	104,134	106,669	(2,455)	(208,359)	11	—
Change in reclamation provision	17,541	—	—	—	—	17,541
Disposals	(4,610)	(4,803)	(4,578)	(74,482)	—	(88,473)
Pre-commercial production revenue(b)	(22,818)	(6,487)	—	—	—	(29,305)
Effect of movements in exchange rates	(55,967)	(19,936)	(839)	(497)	(1,463)	(78,702)

End of year	5,045,112	2,729,635	90,817	154,731	1,120,280	9,140,575

Accumulated depreciation and impairment
Beginning of year	2,508,212	1,460,953	80,592	80,674	390,164	4,520,595
Depreciation charge	137,853	175,811	6,490	—	—	320,154
Transfers	48,209	(35,243)	(2,451)	(10,515)	—	—
Change in reclamation provision	43	—	—	—	—	43
Disposals	(2,393)	(4,130)	(3,269)	(70,159)	—	(79,951)
Impairment charge(c)(d)	67,535	25,359	—	55,841	91,046	239,781
Effect of movements in exchange rates	(42,210)	(11,290)	(610)	(9)	2,180	(51,939)

End of year	2,717,249	1,611,460	80,752	55,832	483,390	4,948,683

Net book value at December 31, 2017	$2,327,863	$1,118,175	$10,065	$98,899	$636,890	$4,191,892

Cameco has contractual capital commitments of approximately $16,000,000 at December 31, 2018. Certain of the contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contract. The majority of this amount is expected to be incurred in 2019.

(a)	Effective January 1, 2018, Cameco’s ownership interest in JV Inkai was reduced to 40% resulting in JV Inkai being accounted for on an equity basis instead of proportionate consolidation (see note 11).
(b)	During 2017, revenues of $29,305,000 from the sales of inventories before the commencement of commercial production of JV Inkai Block 3 were recorded as a reduction of the respective mining assets.
(c)

In the fourth quarter of 2017, all remaining proven and probable reserves of our US operations were reclassified to resources, indicating that the mineable remaining pounds of U3O8 no longer had demonstrated economic viability, but had reasonable prospects for economic extraction. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the two cash generating units in the US could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

An impairment charge of $184,448,000 ($144,450,000 (USD)) was recognized as part of the uranium segment. The amount of the charge was determined as the excess of the carrying value over the recoverable amount which was based on a fair value less costs to sell model and categorized as a non-recurring level 3 fair value measurement. The recoverable amount was determined to be $133,228,000 ($106,200,000 (USD)) based on the fair value of resources in place using comparable market metrics.

(d)

Also in the fourth quarter of 2017, Cameco announced the planned temporary suspension of production at the McArthur River/Key Lake operation. Due to this announcement, the Key Lake calciner project, which is part of the uranium segment and was initially undertaken to allow for an increase in annual production, was re-evaluated. As a result, the Company wrote off $55,333,000 of assets under construction on this project.

9. Goodwill and intangible assets

A. Reconciliation of carrying amount

At December 31, 2018

			Intellectual
	Goodwill	Contracts	property	Patents	Total
Cost
Beginning of year	$111,399	$109,812	$118,819	$10,966	$350,996
Effect of movements in exchange rates	—	9,559	—	—	9,559

End of year	111,399	119,371	118,819	10,966	360,555

Accumulated amortization and impairment
Beginning of year	111,399	104,939	53,680	10,966	280,984
Amortization charge	—	1,325	3,474	—	4,799
Effect of movements in exchange rates	—	9,170	—	—	9,170

End of year	111,399	115,434	57,154	10,966	294,953

Net book value at December 31, 2018	$—	$3,937	$61,665	$—	$65,602

At December 31, 2017

			Intellectual
	Goodwill	Contracts	property	Patents	Total
Cost
Beginning of year	$118,664	$117,533	$118,819	$11,737	$366,753
Effect of movements in exchange rates	(7,265)	(7,721)	—	(771)	(15,757)

End of year	111,399	109,812	118,819	10,966	350,996

Accumulated amortization and impairment
Beginning of year	—	110,284	49,589	3,570	163,443
Amortization charge	—	2,002	4,091	630	6,723
Impairment charge	111,399	—	—	7,150	118,549
Effect of movements in exchange rates	—	(7,347)	—	(384)	(7,731)

End of year	111,399	104,939	53,680	10,966	280,984

Net book value at December 31, 2017	$—	$4,873	$65,139	$—	$70,012

B. Amortization

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing Inc. (CFM) and purchase and sales contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The NUKEM purchase and sales contracts will be amortized to earnings over the remaining terms of the underlying contracts, which extend to 2022. Amortization of the purchase contracts is allocated to the cost of inventory and is included in cost of products and services sold as inventory is sold. Sales contracts are amortized to revenue.

Patents acquired with UFP Investments LLC (UFP) were being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029. In the fourth quarter of 2017, Cameco recorded an impairment charge of $7,150,000 on these assets due to continuing weakness in the uranium market and limited budget allocated to this project.

C. Impairment test

For the purpose of impairment testing, goodwill is attributable to NUKEM, which is considered to be a CGU.

In the third quarter of 2017, Cameco restructured its global marketing organization in response to the changing business environment. The restructuring significantly impacted the marketing activities historically performed by NUKEM. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the CGU could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

The recoverable amount of NUKEM was estimated based on a fair value less costs to sell calculation and was concluded to be equal to the carrying value of its inventory and existing contracts. A change in the previous assumption, that there would be cash flows generated beyond a five-year period, resulted in the elimination of the terminal value. Accordingly, an impairment charge of $111,399,000 ($88,377,000 (US)) was recorded, representing the full carrying value of NUKEM goodwill.

10. Long-term receivables, investments and other

	2018	2017
Investments in equity securities [note 26](a)	$28,916	$21,417
Derivatives [note 26]	3,881	40,804
Advances receivable from JV Inkai [note 31]	124,533	58,820
Investment tax credits	95,246	92,846
Amounts receivable related to tax dispute [note 21]	303,222	303,222
Product loan(b)	176,904	—
Other	32,992	39,053

	765,694	556,162
Less current portion	(13,826)	(36,089)

Net	$751,868	$520,073

(a)

At January 1, 2018, Cameco designated the investments shown below as equity securities at FVOCI because these equity securities represent investments that the Company intends to hold for the long term for strategic purposes. In 2017, these investments were classified as available-for-sale and measured through OCI under IAS 39 (see note 3). There were no dividends recognized on any of these investments during the year.

Fair value
Dec 31/18
Investment in Denison Mines Corp.	$15,507
Investment in UEX Corporation	8,754
Investment in GoviEx	2,313
Other	2,342

$28,916

(b)

As a result of the decision to temporarily suspend production at the McArthur River mine, Cameco has entered into an agreement with its joint venture partner, Orano Canada Inc., (Orano) to provide them with up to 5,400,000 pounds of uranium concentrate through 2018. The product is deliverable in 12 equal monthly instalments of 450,000 pounds. Orano is not obligated to take delivery but must provide 30 days’ notice prior to the upcoming delivery date if they do not wish to take that delivery. Orano is obligated to repay us in kind with uranium concentrate no later than December 31, 2023. At December 31, 2018, Cameco had provided the maximum amount of 5,400,000 pounds under this agreement. The loan is recorded at Cameco’s weighted average cost of inventory.

11. Equity-accounted investee

On December 11, 2017, the Company announced that the restructuring of JV Inkai outlined in the implementation agreement dated May 27, 2016 with Kazatomprom and JV Inkai closed and would take effect January 1, 2018. As a result of the restructuring, Cameco’s ownership interest was adjusted to 40% (previously 60%) and Cameco began accounting for JV Inkai on an equity basis, prospectively, as of January 1, 2018 as it was concluded Cameco no longer has joint control over the joint venture.

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. Cameco holds a 40% interest and Kazatomprom holds a 60% interest in JV Inkai. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers.

The following tables summarize the financial information of JV Inkai (100%) at December 31, 2018:

2018
Cash and cash equivalents	$41,717
Other current assets	160,784
Non-current assets	407,816
Current liabilities	(151,728)
Non-current liabilities	(41,746)

Net assets	$416,843

2018
Revenue from products and services	$203,359
Cost of products and services sold	(52,172)
Depreciation and amortization	(27,504)
Finance income	160
Finance costs	(6,251)
Other expense	(30,419)
Income tax expense	(20,860)

Net earnings	66,313

Cameco’s share	26,525
Adjustments(a)	5,796

Cameco’s share of net earnings	$32,321

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

2018
Cameco’s share of net assets, beginning of year before restructuring	$236,857
Adjustments(a)	(75,257)

Carrying amount in the statement of financial position, beginning of year before restructuring	161,600
Share of net earnings	26,525
Gain on restructuring [note 20]	43,120
Impact of foreign exchange	(6,539)
Adjustments(b)	5,796

Carrying amount in the statement of financial position at December 31, 2018	$230,502

(a)

In addition to its proportionate share of earnings from JV Inkai, Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)

Following the restructuring, in addition to the adjustments noted in (a), Cameco also amortizes the fair values assigned to assets and liabilities at the time of the restructuring over units of production.

12. Accounts payable and accrued liabilities

	2018	2017
Trade payables	$124,390	$177,040
Non-trade payables	92,183	75,784
Payables due to related parties	8,181	5,581

Total	$224,754	$258,405

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 26.

13. Long-term debt

	2018	2017
Unsecured debentures
Series D - 5.67% debentures due September 2, 2019 [note 26]	$499,599	$499,020
Series E - 3.75% debentures due November 14, 2022	398,873	398,604
Series F - 5.09% debentures due November 14, 2042	99,286	99,271
Series G - 4.19% debentures due June 24, 2024	497,913	497,576

	1,495,671	1,494,471
Less current portion	(499,599)	—

Total	$996,072	$1,494,471

Cameco has a $1,250,000,000 unsecured revolving credit facility that is available until November 1, 2022. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,250,000,000 by increments no less than $50,000,000, to a total of $1,750,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2018 and 2017, there were no amounts outstanding under this facility.

Cameco has $1,716,473,000 (2017 - $1,667,932,000) in letter of credit facilities. Outstanding and committed letters of credit at December 31, 2018 amounted to $1,572,984,000 (2017 - $1,474,155,000), the majority of which relate to future decommissioning and reclamation liabilities (note 15).

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2018, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2019 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

2019	2020	2021	2022	2023	Thereafter	Total
$499,599	—	—	398,873	—	597,199	$1,495,671

14. Other liabilities

	2018	2017
Deferred sales [note 17]	$30,727	$29,148
Derivatives [note 26]	61,387	23,414
Accrued pension and post-retirement benefit liability [note 25]	68,255	74,804
Other	61,265	53,107

	221,634	180,473
Less: current portion	(79,573)	(54,370)

Net	$142,061	$126,103

15. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$905,400	$8,140	$913,540
Changes in estimates and discount rates [note 8]
Capitalized in property, plant and equipment	72,701	—	72,701
Recognized in earnings	59,616	1,690	61,306
Change to equity accounting [note 11]	(3,049)	—	(3,049)
Provisions used during the period	(30,771)	(540)	(31,311)
Unwinding of discount [note 19]	23,511	170	23,681
Effect of movements in exchange rates	26,484	—	26,484

End of period	$1,053,892	$9,460	$1,063,352

Current	$51,171	$1,145	$52,316
Non-current	1,002,721	8,315	1,011,036

	$1,053,892	$9,460	$1,063,352

A. Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total undiscounted future decommissioning and reclamation costs for its existing operating assets to be $1,157,208,000 (2017 - $1,051,746,000). The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2023. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $1,050,546,000 (2017 - $1,011,613,000) in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2018	2017
Uranium	$828,781	$669,835
Fuel services	225,111	235,565

Total	$1,053,892	$905,400

B. Waste disposal

The fuel services segment consists of the Blind River refinery, Port Hope conversion facility and Cameco Fuel Manufacturing Inc.. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.) and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total undiscounted future costs related to existing waste disposal to be $9,617,000 (2017 - $8,239,000). The majority of these expenditures are expected to occur within the next six years.

16. Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, not convertible or redeemable, and

•	One Class B share

A. Common Shares

Number issued (number of shares)	2018	2017
Beginning of year	395,792,732	395,792,522
Issued:
Stock option plan [note 24]	—	210

End of year	395,792,732	395,792,732

All issued shares are fully paid. Holders of the common shares are entitled to exercise one vote per share at meetings of shareholders, are entitled to receive dividends if, as and when declared by our Board of Directors and are entitled to participate in any distribution of remaining assets following a liquidation.

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%. In addition, no more than 25% of total shareholder votes cast may be cast by non-resident shareholders.

B. Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C. Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2018, the dividend declared per share was $0.08 (December 31, 2017 - $0.40).

17. Revenue

Cameco’s sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following table summarizes Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to the Company’s reportable segments (note 28):

For the year ended December 31, 2018

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$695,678	$191,791	$69,012	$956,481
Europe	275,096	50,000	10,693	335,789
Asia	713,282	72,198	13,911	799,391

	$1,684,056	$313,989	$93,616	$2,091,661

Contract type
Fixed-price	$577,143	$293,400	$83,706	$954,249
Market-related	1,106,913	20,589	9,910	1,137,412

	$1,684,056	$313,989	$93,616	$2,091,661

For the year ended December 31, 2017

	Uranium	Fuel services	Other	Total
Customer geographical region
Americas	$737,095	$209,285	$105,673	$1,052,053
Europe	318,446	52,642	101,592	472,680
Asia	518,527	50,961	62,631	632,119

	$1,574,068	$312,888	$269,896	$2,156,852

Contract type
Fixed-price	$502,437	$287,104	$252,702	$1,042,243
Market-related	1,071,631	25,784	17,194	1,114,609

	$1,574,068	$312,888	$269,896	$2,156,852

Deferred revenue

The following table provides information about contract liabilities (note 14) from contracts with customers:

	2018	2017
Beginning of year	$29,148	$29,423
Additions	25,695	31,405
Recognized in revenue	(24,025)	(31,499)
Effect of movements in exchange rates	(91)	(181)

End of year	$30,727	$29,148

Deferred revenue primarily relates to advance consideration received from customers for future conversion deliveries and fuel fabrication services as well as revenue related to the storage of uranium and converted uranium held at Cameco facilities. The revenue related to the fuel fabrication services and storage is recognized over time while the revenue related to future conversion deliveries is expected to be recognized between 2020 and 2025.

Cameco recognized $5,468,000 (2017 - $4,392,000) as a reduction of revenue during 2018 from performance obligations satisfied (or partially satisfied) in previous periods. This is due to the difference between actual pricing indices and the estimates at the time of invoicing.

Future sales commitments

Cameco’s sales portfolio consists of short and long-term sales commitments. The contracts can be executed well in advance of a delivery and include both fixed and market-related pricing. The following table summarizes the expected future revenue, by segment, related to only fixed-price contracts with remaining future deliveries as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
Uranium	$277,396	$182,711	$110,353	$112,459	$107,362	$166,615	$956,896
Fuel services	240,551	215,851	236,993	199,815	139,731	714,893	1,747,834
Other	32,161	4,030	4,212	—	—	—	40,403

Total	$550,108	$402,592	$351,558	$312,274	$247,093	$881,508	$2,745,133

The sales contracts are denominated largely in US dollars and converted from US to Canadian dollars at a rate of $1.30.

The amounts in the table represent the consideration the Company will be entitled to receive when it satisfies the remaining performance obligations in the contracts. The amounts include assumptions about volumes for contracts that have volume flexibility. Cameco’s total revenue that will be earned will also include revenue from contracts with market-related pricing. The Company has elected to exclude these amounts from the table as the transaction price will not be known until the time of delivery. Contracts with an original duration of one year or less have been included in the table.

18. Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development and property, plant and equipment:

	2018	2017
Wages and salaries	$305,367	$331,521
Statutory and company benefits	50,477	60,334
Expenses related to defined benefit plans [note 25]	3,527	5,208
Expenses related to defined contribution plans [note 25]	13,431	15,929
Equity-settled share-based compensation [note 24]	18,821	18,433
Cash-settled share-based compensation [note 24]	3,597	134

Total	$395,220	$431,559

19. Finance costs

	2018	2017
Interest on long-term debt	$73,039	$73,211
Unwinding of discount on provisions [note 15]	23,681	22,020
Other charges	15,059	15,377

Total	$111,779	$110,608

No borrowing costs were determined to be eligible for capitalization during the year.

20. Other income (expense)

	2018	2017
Foreign exchange gains (losses)	$26,205	$(23,168)
Gain on restructuring of JV Inkai(a)	48,570	—
Sale of exploration interests(b)	25,027	—
Contract restructuring	6,201	—
Write-off of long-term receivables	—	(5,926)
Other	2,157	(1,316)

Total	$108,160	$(30,410)

(a)

Effective January 1, 2018, Cameco’s ownership interest in JV Inkai was reduced from 60% to 40% based on an implementation agreement with Kazatomprom. Cameco recognized a gain on the change in ownership interests of $48,570,000. Included in this gain is $5,450,000 which has been reclassified from the foreign currency translation reserve to net earnings.

(b)

In the fourth quarter of 2018, Cameco sold its interest in the Wheeler River Joint Venture to Denison Mines Corp. in exchange for 24,615,000 common shares (note 10). Cameco recorded a gain of $17,231,000 on the transaction.

21. Income taxes

A. Significant components of deferred tax assets and liabilities

	Recognized in earnings		As at December 31
	2018	2017	2018	2017
Assets
Property, plant and equipment	$119,132	$(4,325)	$245,206	$115,193
Provision for reclamation	(36,622)	(16,760)	191,189	227,785
Inventories	1,137	1,027	2,163	1,027
Foreign exploration and development	(14)	16	5,281	5,295
Income tax losses	39,289	57,203	499,180	459,885
Defined benefit plan actuarial losses	—	—	5,646	7,845
Long-term investments and other	24,169	(27,166)	57,347	31,674

Deferred tax assets	147,091	9,995	1,006,012	848,704

Liabilities
Inventories	—	(12,430)	—	—

Deferred tax liabilities	—	(12,430)	—	—

Net deferred tax asset	$147,091	$22,425	$1,006,012	$848,704

Deferred tax allocated as	2018	2017
Deferred tax assets	$1,006,012	$861,171
Deferred tax liabilities	—	(12,467)

Net deferred tax asset	$1,006,012	$848,704

Cameco has recorded a net deferred tax asset of $1,006,012,000 (December 31, 2017 - $861,171,000). The realization of this deferred tax asset is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

B. Movement in net deferred tax assets and liabilities

	2018	2017
Net deferred tax asset at beginning of year	$848,704	$820,048
Recovery for the year in net earnings	147,091	22,425
Recovery (expense) for the year in other comprehensive income	(851)	1,490
Change to equity accounting - JV Inkai	10,849	—
Effect of movements in exchange rates	219	4,741

End of year	$1,006,012	$848,704

C. Significant components of unrecognized deferred tax assets

	2018	2017
Income tax losses	$270,154	$259,770
Property, plant and equipment	2,344	2,076
Provision for reclamation	88,036	71,463
Long-term investments and other	72,500	68,544

Total	$433,034	$401,853

D. Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2018	2017
Earnings (loss) before income taxes and non-controlling interest	$39,929	$(207,237)
Combined federal and provincial tax rate	26.9%	26.7%

Computed income tax expense (recovery)	10,741	(55,332)
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	(78,138)	(51,526)
Change in unrecognized deferred tax assets	18,027	70,353
Share-based compensation plans	1,292	1,349
Change in tax provision related to transfer pricing	(61,000)	3,000
Non-deductible (non-taxable) capital amounts	(13,249)	3,034
Change in legislation	—	(12,199)
Non-deductible goodwill impairment	—	35,520
Change in uncertain tax positions	(3,517)	—
Other permanent differences	(462)	3,282

Income tax recovery	$(126,306)	$(2,519)

E. Earnings and income taxes by jurisdiction

	2018	2017
Earnings (loss) before income taxes
Canada	$(257,291)	$(53,521)
Foreign	297,220	(153,716)

	$39,929	$(207,237)

Current income taxes
Canada	$5,913	$5,221
Foreign	14,872	14,685

	$20,785	$19,906
Deferred income taxes (recovery)
Canada	$(149,284)	$(18,272)
Foreign	2,193	(4,153)

	$(147,091)	$(22,425)

Income tax recovery	$(126,306)	$(2,519)

F. Reassessments

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2012, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $4,900,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000. It is uncertain whether CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and if these will require Cameco to make future remittances or provide security on receipt of the reassessments.

On September 26, the Tax Court of Canada (Tax Court) ruled in our favour in our case with the Canada Revenue Agency (CRA) for the 2003, 2005 and 2006 tax years.

The Tax Court ruled that our marketing and trading structure involving foreign subsidiaries and the related transfer pricing methodology used for certain intercompany uranium purchase and sale agreements were in full compliance with Canadian laws for the three tax years in question. While the decision applies only to the three tax years in question, we believe there is nothing in the decision that would warrant a materially different outcome for subsequent tax years. Given the ruling in our favor, and the endorsement by the Tax Court of our transfer pricing methodology, we have reversed the cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $61,000,000. We expect to recover any amounts remitted or secured as a result of the reassessments.

On October 25, 2018, CRA filed a notice of appeal with the Federal Court of Appeal. We anticipate that it will take about two years from the start of the appeal process to receive a decision from the Federal Court of Appeal.

We expect the Tax Court’s decision to be upheld on appeal. We expect any further actions regarding the tax years 2007 through 2012 will be suspended until the three years covered in the decision are finally resolved. Despite the fact that we believe there is no basis to do so, and it is not our view of the likely outcome, CRA may continue to reassess us using the methodology it used to reassess the 2003 through 2012 tax years. In that scenario, and including the $4,900,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,700,000,000 for the years 2003 through 2018, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. In that case, we estimate that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at December 31, 2018 (December 31, 2017 - $303,222,000) (note 10). In addition to the cash remitted, we have provided $478,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

Management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

G. Income tax losses

At December 31, 2018, income tax losses carried forward of $2,809,926,000 (2017 - $2,609,070,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2030	$47	$—	$—	$47
2031	—	21,909	—	21,909
2032	236,484	23,596	—	260,080
2033	299,692	40,224	—	339,916
2034	322,021	22,189	—	344,210
2035	363,569	15,439	—	379,008
2036	209,178	46,923	—	256,101
2037	143	35,147	—	35,290
2038	5,731	66,115	—	71,846
2039	—	—	—	—
2040	—	—	—	—
No expiry	—	—	1,101,519	1,101,519

	$1,436,865	$271,542	$1,101,519	$2,809,926

Included in the table above is $987,639,000 (2017 - $958,417,000) of temporary differences related to loss carry forwards where no future benefit has been recognized.

22. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2018 was 395,792,732 (2017 - 395,792,686).

	2018	2017
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$166,323	$(204,942)
Weighted average common shares outstanding	395,793	395,793

Basic earnings (loss) per common share	$0.42	$(0.52)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$166,323	$(204,942)
Weighted average common shares outstanding	395,793	395,793
Dilutive effect of stock options	257	—

Weighted average common shares outstanding, assuming dilution	396,050	395,793

Diluted earnings (loss) per common share	$0.42	$(0.52)

23. Supplemental cash flow information

Other operating items included in the statements of cash flows are as follows:

	2018	2017
Changes in non-cash working capital:
Accounts receivable	$(44,353)	$(174,613)
Inventories	241,496	299,980
Supplies and prepaid expenses	52,192	15,436
Accounts payable and accrued liabilities	(39,616)	(64,689)
Reclamation payments	(31,311)	(14,334)
Other	4,654	25,277

Total	$183,062	$87,057

The changes in liabilities arising from financing activities were as follows:

	Long-term	Interest	Dividends	Share
	debt(a)	payable	payable	capital	Total
Balance at January 1, 2018	$1,494,471	$14,970	$39,579	$1,862,652	$3,411,672
Changes from financing cash flows:
Dividends paid	—	—	(71,224)	—	(71,224)
Interest paid	—	(72,976)	—	—	(72,976)

Total cash changes	—	(72,976)	(71,224)	—	(144,200)

Non-cash changes:
Amorization of issue costs	1,200	—	—	—	1,200
Dividends declared	—	—	31,645	—	31,645
Interest expense	—	71,839	—	—	71,839
Foreign exchange	—	(294)	—	—	(294)

Total non-cash changes	1,200	71,545	31,645	—	104,390

Balance at December 31, 2018	$1,495,671	$13,539	$—	$1,862,652	$3,371,862

(a)	Includes current portion of long-term debt

24. Share-based compensation plans

The Company has the following equity-settled plans:

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,289 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2018	2017
Beginning of year	8,324,666	8,020,311
Options granted	1,473,430	1,373,040
Options forfeited	(315,340)	(564,423)
Options expired	(661,951)	(504,052)
Options exercised [note 16]	—	(210)

End of year	8,820,805	8,324,666

Exercisable	6,007,557	5,809,077

Weighted average exercise prices were as follows:

	2018	2017
Beginning of year	$22.19	$23.61
Options granted	11.32	14.70
Options forfeited	25.43	26.49
Options expired	28.90	19.50
Options exercised	—	19.37

End of year	$19.75	$22.19

Exercisable	$22.83	$24.95

Total options outstanding and exercisable at December 31, 2018 were as follows:

		Options outstanding		Options exercisable
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price	Number	Weighted average exercisable price
$11.32 - 17.84	4,119,810	5.8	$14.01	1,306,562	$15.79
$17.85 - 39.53	4,700,995	2	$24.79	4,700,995	$24.79

	8,820,805			6,007,557

The foregoing options have expiry dates ranging from February 28, 2019 to February 28, 2026.

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2018, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,343,971 (2017 - 1,070,997).

C. Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. As of December 31, 2018, the total number of RSUs held by the participants was 456,704, (2017 - 463,151).

D. Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2018, there were 2,317 participants in the plan (2017 - 2,979). The total number of shares purchased in 2018 with Company contributions was 304,147 (2017 - 370,381). In 2018, the Company’s contributions totaled $3,845,000 (2017 - $4,473,000).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the year, the Company recognized the following expenses under these plans:

	2018	2017
Stock option plan	$4,744	$4,941
Performance share unit plan	7,690	6,186
Restricted share unit plan	2,542	2,833
Employee share ownership plan	3,845	4,473

Total	$18,821	$18,433

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	1,473,430	602,530	377,021
Average strike price	$11.32	—	$11.46
Expected dividend	$0.08	—	—
Expected volatility	35%	37%	—
Risk-free interest rate	2.0%	1.9%	—
Expected life of option	4.8 years	3 years	—
Expected forfeitures	7%	9%	13%
Weighted average grant date fair values	$3.48	$11.43	$11.46

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The Company has the following cash-settled plans:

A. Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. Dividend equivalents accrue to the participants in the form of additional share units as of each normal cash dividend payment date of Cameco’s common shares. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2018, the total number of DSUs held by participating directors was 528,483 (2017 - 452,981).

B. Phantom stock option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2018, the number of options held by participating employees was 353,580 (2017 - 391,714) with exercise prices ranging from $11.32 to $39.53 per share (2017 - $14.70. to $39.53) and a weighted average exercise price of $17.74 (2017 - $22.13).

Cameco has recognized the following expenses (recoveries) under its cash-settled plans:

	2018	2017
Deferred share unit plan	$2,922	$(42)
Phantom stock option plan	675	176

Total	$3,597	$134

At December 31, 2018, a liability of $9,352,000 (2017 - $5,771,000) was included in the consolidated statements of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of the phantom stock option plan was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values of the phantom stock option plan at the grant and reporting dates were as follows:

	Grant date March 1, 2018	Reporting date December 31, 2018
Number of units	101,895	353,580
Average strike price	$11.32	$17.74
Expected dividend	$0.08	$0.08
Expected volatility	35%	37%
Risk-free interest rate	1.9%	1.9%
Expected life of option	4.5 years	3.7 years
Expected forfeitures	7%	8%
Weighted average measurement date fair values	$3.68	$4.21

25. Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan. This plan is registered under the Pension Benefits Standard Act, 1985. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is a defined benefit plan.

Under the supplemental executive pension plan (SEPP), Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. Security is provided for the SEPP benefits through a letter of credit held by the plan’s trustee. The face amount of the letter of credit is determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation is required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependents. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $1,044,000 in contributions and letter of credit fees to its defined benefit plans in 2019.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.

The effective date of the most recent valuation for funding purposes on the registered defined benefit pension plans is January 1, 2018. The next planned effective date for valuations is January 1, 2021.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:

	Pension benefit plans		Other benefit plans
	2018	2017	2018	2017
Fair value of plan assets, beginning of year	$8,061	$8,652	$—	$—
Interest income on plan assets	259	320	—	—
Return on assets excluding interest income	(292)	(2)	—	—
Employer contributions	61	—	—	—
Benefits paid	(910)	(907)	—	—
Administrative costs paid	(2)	(2)	—	—

Fair value of plan assets, end of year	$7,177	$8,061	$—	$—

Defined benefit obligation, beginning of year	$55,972	$54,930	$26,893	$23,421
Current service cost	1,670	1,544	1,429	1,227
Interest cost	1,668	1,810	946	945
Actuarial loss (gain) arising from:
- demographic assumptions	—	—	(192)	—
- financial assumptions	(3,776)	3,840	(1,887)	2,076
- experience adjustment	56	2,403	(2,919)	50
Past service cost	—	—	(1,929)	—
Benefits paid	(2,028)	(9,095)	(1,180)	(826)
Foreign exchange	709	540	—	—

Defined benefit obligation, end of year	$54,271	$55,972	$21,161	$26,893

Defined benefit liability [note 14]	$(47,094)	$(47,911)	$(21,161)	$(26,893)

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension benefit plans
	2018	2017
Asset category(a)
Canadian equity securities	9%	8%
Global equity securities	21%	16%
Canadian fixed income	29%	27%
Other(b)	41%	49%

Total	100%	100%

(a)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2018 and 2017 respectively.
(b)

Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration:

	Pension benefit plans		Other benefit plans
	2018	2017	2018	2017
Current service cost	$1,670	$1,544	$1,429	$1,227
Net interest cost	1,409	1,490	946	945
Past service cost	—	—	(1,929)	—
Administration cost	2	2	—	—

Defined benefit expense [note 18]	3,081	3,036	446	2,172
Defined contribution pension expense [note 18]	13,431	15,929	—	—

Net pension and other benefit expense	$16,512	$18,965	$446	$2,172

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans
	2018	2017	2018	2017
Actuarial loss (gain)	$(3,720)	$6,243	$(4,998)	$2,126
Return on plan assets excluding interest income	292	2	—	—

	$(3,428)	$6,245	$(4,998)	$2,126

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans
	2018	2017	2018	2017
Discount rate - obligation	3.7%	3.4%	3.9%	3.4%
Discount rate - expense	3.4%	3.9%	3.4%	3.9%
Rate of compensation increase	3.0%	3.0%	—	—
Initial health care cost trend rate	—	—	6.0%	7.0%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2022	2021
Dental care cost trend rate	—	—	5.0%	5.0%

At December 31, 2018, the weighted average duration of the defined benefit obligation for the pension plans was 19.4 years (2017—20.3 years) and for the other benefit plans was 14.3 years (2017 - 15.7 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans
	Increase	Decrease	Increase	Decrease
Discount rate	$(6,548)	$8,475	$(2,784)	$3,503
Rate of compensation increase	2,481	(2,281)	n/a	n/a

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2018. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $1,245,000.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to re-measure the defined benefit obligation of the entire plan.

26. Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency, interest rate and commodity contracts change.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A. Commodity price risk

As a significant producer and supplier of uranium and nuclear fuel processing services, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals and geopolitical events.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

Cameco is exposed to commodity price risk through its use of a uranium contract derivative. As of the reporting date, a 30% decrease in the price of uranium based on the Numerco forward uranium price curve, would result in a loss on this derivative of $3,103,000 ($2,404,000 (US)). A 30% increase would have an equal but opposite impact.

B. Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales and option contracts to establish a price for future delivery of the foreign currency. These foreign currency contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

		Carrying value
	Currency	(Cdn)	Gain (loss)
Cash and cash equivalents	USD	$105,463	$5,273
Accounts receivable	USD	358,904	17,945
Long-term receivables, investments and other	USD	124,533	6,227
Accounts payable and accrued liabilities	USD	(45,474)	(2,274)
Net foreign currency derivatives	USD	(52,665)	(48,923)

A 5% strengthening of the Canadian dollar against the currencies above at December 31, 2018 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.

C. Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2018, the proportion of Cameco’s outstanding debt that carries fixed interest rates is 67% (2017 - 80%).

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $350,000,000 of the Series D senior unsecured debentures and $150,000,000 of the Series E senior unsecured debentures were swapped for variable rate payments. The Series D swaps terminate on September 2, 2019. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 3.6% and receives fixed interest payments of 5.67%. The Series E swaps terminate on November 14, 2022. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 1.2% and receives fixed interest payments of 3.75%. At December 31, 2018, the fair value of Cameco’s interest rate swap net asset was $856,000 (2017 - net liability of $150,000).

Cameco is also exposed to interest rate risk on its loan facility with Inkai due to the variable nature of the interest rate contained in the terms therein (note 31).

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on variable rate financial instruments to be as follows:

Gain (loss)
Interest rate contracts	$(4,173)
Advances receivable from JV Inkai	1,179

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

	2018	2017
Cash and cash equivalents	$711,528	$591,620
Short-term investments	391,025	—
Accounts receivable [note 6]	398,639	393,213
Advances receivable from JV Inkai [note 31]	124,533	58,820
Derivative assets [note 10]	3,881	40,804

Cash and cash equivalents

Cameco held cash and cash equivalents of $712,000,000 at December 31, 2018 (2017 - $592,000,000). Cameco mitigates its credit risk by ensuring that balances are held with counterparties with high credit ratings. The Company monitors the credit rating of its counterparties on a monthly basis and has controls in place to ensure prescribed exposure limits with each counterparty are adhered to.

Impairment on cash and cash equivalents has been measured on a 12-month ECL basis and reflects the short maturities of the exposures. The Company considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Cameco has assessed its counterparty credit risk on cash and cash equivalents by applying historic global default rates to outstanding cash balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.

Short-term investments

Cameco held short-term investments of $391,000,000 at December 31, 2018 (2017 - $nil). The Company mitigates its credit risk by requiring that the issuer/guarantor of the investment have a minimum short-term credit rating and/or a long-term debt rating at the time of purchase, according to the investment credit ratings as issued by DBRS or S&P, or the equivalent of the DBRS or S&P rating at another reputable rating agency.

In addition to the credit-rating requirement, Cameco also mitigates risk by prescribing limits by counterparty and types of investment products.

Cameco has assessed its counterparty credit risk related to short-term investments by applying historic default rates to outstanding investment balances based on S&P rating. The conclusion of this assessment is that the loss allowance is insignificant.

Accounts receivable

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment. Cameco manages the risk of non-payment by monitoring the credit-worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

A summary of the Company’s exposure to credit risk for trade receivables is as follows:

Carrying
value
Investment grade credit rating	$327,682
Non-investment grade credit rating	65,183

Total gross carrying amount	$392,865
Loss allowance	—

Net	$392,865

At December 31, 2018, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high.

Cameco uses customer credit rating data, historic default rates and aged receivable analysis to measure the ECLs of trade receivables from corporate customers, which comprise a small number of large balances. Since the Company has not experienced customer defaults in the past, applying historic default rates in calculating ECLs, as well as considering forward-looking information, resulted in an insignificant allowance for losses.

The following table provides information about Cameco’s aged trade receivables as at December 31, 2018:

	Corporate	Other
	customers	customers	Total
Current (not past due)	$389,012	$1,269	390,281
1-30 days past due	273	1,833	2,106
More than 30 days past due	96	382	478

Total	$389,381	$3,484	392,865

Cameco had programs for sales without recourse of trade accounts receivable to financial institutions. Through these programs, the Company surrendered the control, risks and benefits associated with the accounts receivable sold. The amount of receivables sold was recorded as a sale of financial assets and the balances were removed from the consolidated statement of financial position at the time of sale. These programs were terminated in 2018 and as such, the total amount of receivables sold under these programs and derecognized in accordance with IFRS 9 during 2018 was nil (2017 - $120,470,000 ($92,805,000 (USD))).

Advances receivable from JV Inkai

Impairment on Cameco’s unsecured shareholder loan to JV Inkai (note 31) was measured by applying the general approach of IFRS 9. In doing so, Cameco determined that the credit risk on the loan had not increased significantly since initial recognition based on a low risk of default and the borrower’s strong capacity to meet its contractual cash flow obligations in the near term. It was also concluded that adverse changes in economic and business conditions may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. As a result, the loan was classified as stage one and the 12-month expected credit losses were analyzed. The Company concluded that the likelihood of a default event occurring in the next 12 months was very low and no allowance for ECLs was recorded.

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2018:

		Outstanding and
	Total amount	committed	Amount available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facilities	1,716,473	1,572,984	143,489

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

			Due in
	Carrying	Contractual	less than	Due in 1-3	Due in 3-5	Due after 5
	amount	cash flows	1 year	years	years	years
Accounts payable and accrued liabilities	$224,754	$224,754	$224,754	$—	$—	$—
Long-term debt	1,495,671	1,500,000	500,000	—	400,000	600,000
Foreign currency contracts	54,866	54,866	29,013	25,853	—	—
Other derivative liabilities	6,521	6,521	6,521	—	—	—

Total contractual repayments	$1,781,812	$1,786,141	$760,288	$25,853	$400,000	$600,000

			Due in less than	Due in 1-3	Due in 3-5	Due after 5
		Total	1 year	years	years	years
Total interest payments on long-term debt		$336,210	$69,390	$82,080	$67,080	$117,660

Measurement of fair values

A. Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At December 31, 2018

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$711,528	$—	$711,528
Short-term investments	—	391,025	—	391,025
Accounts receivable [note 6]	—	402,350	—	402,350
Derivative assets [note 10]
Foreign currency contracts	2,201	—	—	2,201
Interest rate contracts	1,680	—	—	1,680
Investments in equity securities [note 10]	—	—	28,916	28,916
Advances receivable from Inkai [note 31]	—	124,533	—	124,533

	$3,881	$1,629,436	$28,916	$1,662,233

Financial liabilities
Accounts payable and accrued liabilities [note 12]	$—	$224,754	$—	$224,754
Current portion of long-term debt [note 13]	—	499,599	—	499,599
Derivative liabilities [note 14]
Foreign currency contracts	54,866	—	—	54,866
Interest rate contracts	823	—	—	823
Uranium contracts	5,698	—	—	5,698
Long-term debt [note 13]	—	996,072	—	996,072

	61,387	1,720,425	—	1,781,812

Net	$(57,506)	$(90,989)	$28,916	$(119,579)

At December 31, 2017

	FVTPL	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$591,620	$—	$—	$591,620
Accounts receivable [note 6]	—	396,824	—	—	396,824
Derivative assets [note 10]
Foreign currency contracts	39,984	—	—	—	39,984
Interest rate contracts	820	—	—	—	820
Investments in equity securities [note 10]	—	—	21,417	—	21,417
Advances receivable from Inkai [note 31]	—	58,820	—	—	58,820

	$40,804	$1,047,264	$21,417	$—	$1,109,485

Financial liabilities
Accounts payable and accrued liabilities [note 12]	$—	$—	$—	$258,405	$258,405
Dividends payable	—	—	—	39,579	39,579
Derivative liabilities [note 14]
Foreign currency contracts	5,624	—	—	—	5,624
Interest rate contracts	970	—	—	—	970
Uranium contracts	16,820	—	—	—	16,820
Long-term debt [note 13]	—	—	—	1,494,471	1,494,471

	23,414	—	—	1,792,455	1,815,869

Net	$17,390	$1,047,264	$21,417	$(1,792,455)	$(706,384)

Cameco has pledged $191,188,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

The investments in equity securities represent investments that Cameco intends to hold for the long-term for strategic purposes. As permitted by IFRS 9, these investments have been designated at the date of initial application as measured at FVOCI. The accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

Cameco has not irrevocably designated a financial asset that would otherwise meet the requirements to be measured at amortized cost at FVOCI or FVTPL to eliminate or significantly reduce an accounting mismatch that would otherwise arise.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments, including their levels in the fair value hierarchy:

As at December 31, 2018

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 10]
Foreign currency contracts	$2,201	$—	$2,201	$2,201
Interest rate contracts	1,680	—	1,680	1,680
Investments in equity securities [note 10]	28,916	28,916	—	28,916
Current portion of long-term debt [note 13]	(499,599)	—	(511,210)	(511,210)
Derivative liabilities [note 14]
Foreign currency contracts	(54,866)	—	(54,866)	(54,866)
Interest rate contracts	(823)	—	(823)	(823)
Uranium contracts	(5,698)	—	(5,698)	(5,698)
Long-term debt [note 13]	(996,072)	—	(1,111,782)	(1,111,782)

Net	$(1,524,261)	$28,916	$(1,680,498)	$(1,651,582)

As at December 31, 2017

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 10]
Foreign currency contracts	$39,984	$—	$39,984	$39,984
Interest rate contracts	820	—	820	820
Investments in equity securities [note 10]	21,417	21,417	—	21,417
Derivative liabilities [note 14]
Foreign currency contracts	(5,624)	—	(5,624)	(5,624)
Interest rate contracts	(970)	—	(970)	(970)
Uranium contracts	(16,820)	—	(16,820)	(16,820)
Long-term debt [note 13]	(1,494,471)	—	(1,652,230)	(1,652,230)

Net	$(1,455,664)	$21,417	$(1,634,840)	$(1,613,423)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities, current portion of long-term debt and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as a recurring level 2 fair value measurement.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s current portion of long-term debt is determined using a quoted market yield of 1.7% as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 1.9% to 2.2.% (2017 - 1.6% to 2.3%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	2018	2017
Non-hedge derivatives:
Foreign currency contracts	$(52,665)	$34,360
Interest rate contracts	857	(150)
Uranium contracts	(5,698)	(16,820)

Net	$(57,506)	$17,390

Classification:
Current portion of long-term receivables, investments and other [note 10]	$1,028	$25,948
Long-term receivables, investments and other [note 10]	2,853	14,856
Current portion of other liabilities [note 14]	(35,534)	(11,249)
Other liabilities [note 14]	(25,853)	(12,165)

Net	$(57,506)	$17,390

The following table summarizes the different components of the gains (losses) on derivatives included in net earnings:

	2018	2017
Non-hedge derivatives:
Foreign currency contracts	$(85,967)	$58,983
Interest rate contracts	2,032	(4,014)
Uranium contracts	2,854	1,281

Net	$(81,081)	$56,250

27. Capital management

Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

Cameco’s capital structure reflects its strategy and the environment in which it operates. Delivering returns to long-term shareholders is a top priority. The Company’s objective is to maximize cash flow while maintaining its investment grade rating through close capital management of our balance sheet metrics. Capital resources are managed to allow it to support achievement of its goals while managing financial risks such as the continued weakness in the market, litigation risk and refinancing risk. The overall objectives for managing capital in 2018 reflect the environment that the Company is operating in, similar to the prior comparative period.

The capital structure at December 31 was as follows:

	2018	2017
Current portion of long-term debt [note 13]	$499,599	$—
Long-term debt [note 13]	996,072	1,494,471
Cash and cash equivalents	(711,528)	(591,620)
Short-term investments	(391,025)	—

Net debt	393,118	902,851

Non-controlling interest	310	371
Shareholders’ equity	4,993,282	4,859,288

Total equity	4,993,592	4,859,659

Total capital	$5,386,710	$5,762,510

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees and set minimum levels for net worth. As of December 31, 2018, Cameco met these requirements.

28. Segmented information

As a result of a change to the way its global marketing activities are organized, during 2018, Cameco discontinued the reporting of NUKEM as a reportable segment. The consolidation of Canadian and international marketing activities in Saskatoon has resulted in NUKEM’s activities no longer meeting the quantitative thresholds for separate disclosure. Its results are now included in the “other” column and comparative information has been adjusted.

Cameco now has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that currently have production suspensions. Cameco expensed $212,511,000 (2017 - $38,311,000) of care and maintenance costs during the year, including $32,111,000 (2017 - $1,200,000) of severance costs. This had a negative impact on gross profit in the uranium segment.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

A. Business segments - 2018

For the year ended December 31, 2018

	Uranium	Fuel services	Other	Total
Revenue	$1,684,056	$313,989	$93,616	$2,091,661
Expenses
Cost of products and services sold	1,138,940	219,240	109,760	1,467,940
Depreciation and amortization	277,171	35,977	14,825	327,973

Cost of sales	1,416,111	255,217	124,585	1,795,913

Gross profit (loss)	267,945	58,772	(30,969)	295,748
Administration	—	—	141,552	141,552
Exploration	20,283	—	—	20,283
Research and development	—	—	1,757	1,757
Other operating expense	59,616	—	—	59,616
Loss on disposal of assets	1,008	1,264	31	2,303
Finance costs	—	—	111,779	111,779
Loss on derivatives	—	—	81,081	81,081
Finance income	—	—	(22,071)	(22,071)
Share of earnings from equity-accounted investee	(32,321)	—	—	(32,321)
Other income	(81,955)	—	(26,205)	(108,160)

Earnings (loss) before income taxes	301,314	57,508	(318,893)	39,929
Income tax recovery				(126,306)

Net earnings				166,235

Capital expenditures for the year	$44,114	$11,226	$22	$55,362

For the year ended December 31, 2017

	Uranium	Fuel services	Other	Total
Revenue	$1,574,068	$312,888	$269,896	$2,156,852
Expenses
Cost of products and services sold	910,685	212,035	267,513	1,390,233
Depreciation and amortization	267,931	37,093	25,321	330,345

Cost of sales	1,178,616	249,128	292,834	1,720,578

Gross profit (loss)	395,452	63,760	(22,938)	436,274
Administration	—	—	163,095	163,095
Impairment charges	246,931	—	111,399	358,330
Exploration	29,933	—	—	29,933
Research and development	—	—	5,660	5,660
Other operating expense	43	—	—	43
Loss on disposal of assets	5,901	247	799	6,947
Finance costs	—	—	110,608	110,608
Gain on derivatives	—	—	(56,250)	(56,250)
Finance income	—	—	(5,265)	(5,265)
Other expense	7,193	—	23,217	30,410

Earnings (loss) before income taxes	105,451	63,513	(376,201)	(207,237)
Income tax recovery				(2,519)

Net loss				(204,718)

Capital expenditures for the year	$132,073	$11,237	$23	$143,333

B. Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	2018	2017
United States	$1,660,727	$1,692,936
Canada	424,079	316,611
Germany	2,817	147,305
Switzerland	4,038	—

	$2,091,661	$2,156,852

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2018	2017
Canada	$3,401,828	$3,417,254
Australia	414,084	422,400
United States	131,526	138,455
Kazakhstan	49	283,562
Germany	41	233

	$3,947,528	$4,261,904

C. Major customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2018, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $204,594,000 (2017 - $197,847,000), approximately 10% (2017 - 9%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedule.

29. Group entities

The following are the principal subsidiaries and associates of the Company:

	Principal place	Ownership interest
	of business	2018	2017
Subsidiaries:
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Marketing Inc.	Canada	100%	—
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
NUKEM, Inc.	US	100%	—
NUKEM Investments GmbH	Germany	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Associates:
JV Inkai	Kazakhstan	40%	60%

30. Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations located around the world. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

As a result of the restructuring of JV Inkai, effective January 1, 2018 Cameco’s ownership interest was reduced to 40% (previously 60%) and Cameco began accounting for JV Inkai on an equity basis. In 2017, the participants in the Inkai joint operation purchased uranium from JV Inkai and, in turn, derived revenue directly from the sale of such product to third party customers.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Principal place
	of business	Ownership	2018	2017
Total assets
McArthur River	Canada	69.81%	$1,065,562	$1,121,509
Key Lake	Canada	83.33%	537,233	482,879
Cigar Lake	Canada	50.03%	1,503,863	1,531,150
Inkai	Kazakhstan	40.00%	—	230,280

			$3,106,658	$3,365,818

Total liabilities
McArthur River		69.81%	$32,829	$38,896
Key Lake		83.33%	222,369	140,214
Cigar Lake		50.03%	38,478	40,687
Inkai		40.00%	—	119,998

			$293,676	$339,795

Through unsecured shareholder loans, Cameco has agreed to fund the development of the Inkai project. While proportionately consolidating JV Inkai, in 2017 Cameco eliminated the loan balances recorded by Inkai and recorded advances receivable (notes 10 and 31) representing its 40% share.

31. Related parties

A. Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents and contributes to pension plans on their behalf (note 25). Senior management and directors also participate in the Company’s share-based compensation plans (note 24).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits of up to the lesser of 18 to 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	2018	2017
Short-term employee benefits	$24,821	$26,569
Share-based compensation	12,796	11,525
Post-employment benefits	4,323	5,914
Termination benefits	860	916

Total	$42,800	$44,924

(a)	Excludes deferred share units held by directors (see note 24).

B. Other related party transactions

Cameco funded JV Inkai’s project development costs through an unsecured shareholder loan. The limit of the loan facility is $175,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At December 31, 2018, $124,533,000 ($91,320,000 (US)) of principal and interest was outstanding (2017 - $117,218,000 (US) with Cameco’s share, representing the 40% owed to it, being $58,820,000) (notes 10 and 30).

Effective January 1, 2018 due to a change in its ownership interest, Cameco now accounts for its interest in JV Inkai under the equity method. As a result, the full amount of the outstanding loan is reflected on the balance sheet as opposed to the 40% owed to it as was reflected at December 31, 2017.

For the year ended December 31, 2018, Cameco recorded interest income of $5,603,000 relating to this balance (2017 - $2,182,000 which related to the 40% owed to it).

As a result of the change to the equity method of accounting, Cameco no longer eliminates its uranium concentrate purchases from JV Inkai. For the year ended December 31, 2018, Cameco had purchases of $94,063,000 ($72,007,000 (US)).